FORM 11-K

                 SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549



/ X /  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES
EXCHANGE ACT         OF 1934 (FEE REQUIRED)

    For the fiscal year ended      December 31, 1998
                             ------------------------------

                            OR


/   /  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

    For the transition period from             to
                                  -------------  -------------


                Commission file number 1-2999
                                       ------

    A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                   CHRIS-CRAFT INDUSTRIES, INC.
                 EMPLOYEES' STOCK PURCHASE PLAN

    B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

                   CHRIS-CRAFT INDUSTRIES, INC.
                        767 FIFTH AVENUE
                    NEW YORK, NEW YORK  10153

                  CHRIS-CRAFT INDUSTRIES, INC.
                  ----------------------------
                 EMPLOYEES' STOCK PURCHASE PLAN
                 ------------------------------



(a)  Financial Statements and Schedules

The financial statements and schedules included herein are filed as part of this report.

(b)  Consent:  PricewaterhouseCoopers LLP -  Exhibit I





                            SIGNATURE
                            ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                   CHRIS-CRAFT INDUSTRIES, INC.
                 EMPLOYEES' STOCK PURCHASE PLAN





                         By:   /s/ Joelen K. Merkel
                               --------------------
                               Joelen K. Merkel
                               Vice President and Treasurer
                               Chris-Craft Industries, Inc.



Date: June 29, 1999

        Report of Independent Certified Public Accountants


To the Plan Committee of Chris-Craft Industries, Inc.
  Employees' Stock Purchase Plan

In our opinion, the accompanying statements of net assets available for benefits, and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Chris-Craft Industries, Inc. Employees' Stock Purchase Plan (the "Plan") at December 31, 1998 and 1997, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the attached schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PricewaterhouseCoopers LLP
Fort Lauderdale, FL

June 11, 1999

                           CHRIS-CRAFT INDUSTRIES, INC.
                           ---------------------------
                          EMPLOYEES' STOCK PURCHASE PLAN
                          ------------------------------
                  STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                  -----------------------------------------------
                                                                December 31,
                                                         -----------------------
                                                             1998        1997
                                                         -----------  ----------

              ASSETS
              ------
INVESTMENTS IN CHRIS-CRAFT INDUSTRIES, INC.,
   at market:
   $1.40 convertible preferred stock; 246
    shares (cost $2,509) in 1998 and 1997                $   401,461  $   423,135

   Class B common stock; 363,600 shares
    (cost $895,096) in 1998, 373,059 shares
    (cost $946,006) in 1997                               17,520,975   19,515,649

   Common stock; 644,261 shares
    (cost $17,204,587) in 1998, 622,955 shares
    (cost $15,407,603) in 1997                            31,045,327   32,588,333
                                                         -----------  -----------
                                                          48,967,763   52,527,117
                                                         -----------  -----------
CASH AND CASH EQUIVALENTS                                    142,844      294,121
                                                         -----------  -----------
CONTRIBUTIONS RECEIVABLE:
  Participants                                                90,978        7,454
  Employer                                                    90,978        7,454
                                                         -----------  -----------
                                                             181,956       14,908
                                                         -----------  -----------
           LIABILITIES
           -----------
EXCESS CONTRIBUTIONS PAYABLE TO PLAN PARTICIPANTS            244,608      309,400
                                                         -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS                        $49,047,955  $52,526,746
                                                         ===========  ===========

                The accompanying notes to financial statements are
                      an integral part of these statements.

                         CHRIS-CRAFT INDUSTRIES, INC.
                         ----------------------------
                        EMPLOYEES' STOCK PURCHASE PLAN
                        ------------------------------
         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
         ---------------------------------------------------------


                                                Year Ended December 31,
                                       ----------------------------------------
                                          1998          1997           1996
                                       -----------   -----------    -----------
ADDITIONS:
   Contributions -
       Participant                     $ 1,756,288   $ 1,687,781    $ 1,620,067
       Employer                          1,756,288     1,687,781      1,620,067
                                       -----------   -----------    -----------
                                         3,512,576     3,375,562      3,240,134

   Net unrealized appreciation in
     market value of investments              -       10,932,902           -

   Dividend and interest income          1,739,795     1,230,074      1,185,461
                                       -----------   -----------    -----------
                                         5,252,371    15,538,538      4,425,595
                                       -----------   -----------    -----------
DEDUCTIONS:
   Distributions to participants
     upon termination or withdrawal     (4,370,446)   (2,684,716)    (1,374,291)

   Excess contributions to be
     returned to Plan participants        (244,608)     (309,400)      (127,627)

   Net unrealized depreciation in
     market value of investments        (4,116,108)         -        (1,886,313)
                                       -----------   -----------    -----------
                                        (8,731,162)   (2,994,116)    (3,388,231)
                                       -----------   -----------    -----------

INCREASE (DECREASE) IN PLAN EQUITY      (3,478,791)   12,544,422      1,037,364

NET ASSETS AVAILABLE FOR
   BENEFITS, BEGINNING OF YEAR          52,526,746    39,982,324     38,944,960
                                       -----------   -----------    -----------
NET ASSETS AVAILABLE FOR
   BENEFITS, END OF YEAR               $49,047,955   $52,526,746    $39,982,324
                                       ===========   ===========    ===========

                     The accompanying notes to financial statements are
                           an integral part of these statements.

                     CHRIS-CRAFT INDUSTRIES, INC.
                     ----------------------------
                    EMPLOYEES' STOCK PURCHASE PLAN
                    ------------------------------
                    NOTES TO FINANCIAL STATEMENTS
                    -----------------------------

(1)  SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES:

BASIS OF ACCOUNTING -

The Plan's accounting records are maintained on the accrual method.

INVESTMENT PROGRAM, CONTRIBUTIONS AND DISTRIBUTIONS -

Under the provisions of the Chris-Craft Industries, Inc. (the Company) Employees' Stock Purchase Plan (the Plan), employees of Chris-Craft and certain of its subsidiaries who are participants in the Plan may contribute monthly, at their election, 2%, 4% or 6% of their compensation, as defined, toward the purchase of Chris-Craft common stock or $1.40 convertible preferred stock. The Company is required to contribute monthly 25% of the participants' aggregate contributions and may contribute an additional discretionary amount, so long as the Company's aggregate contribution is not greater than 100% of the participants' aggregate contributions for the year. The Company matched 100% of participants' aggregate contributions for the years ended December 31, 1998, 1997 and 1996.

The Plan provides for administration by a committee of at least three individuals appointed by the Chris-Craft Board of Directors, with the funds and securities being held in trust by First Union National Bank, as Trustee. Company contributions may be made in cash or stock. Cash contributions of the participants and the Company are invested in Chris-Craft common stock; investment in $1.40 convertible preferred stock also is authorized.

The number of employees participating in the Plan as of December
31, 1998, and the combined total of contributions of the Company and participants are as follows:

                Number of
               Participants            Contributions
                    at             Year Ended December 31,
               December 31,  ----------------------------------
 Division          1998         1998        1997        1996
 --------      ------------  ----------  ----------  ----------

 Corporate          17       $  200,558  $  200,298  $  183,108
 Television        409        3,089,812   2,963,900   2,857,390
 Industrial         40          222,206     211,364     199,636
                   ---       ----------  ----------  ----------
                   466       $3,512,576  $3,375,562  $3,240,134
                   ===       ==========  ==========  ==========

The shares credited to the account of each participating employee for Company contributions are determined generally on the basis of the employee's proportionate share of total employee contributions. Shares may be distributed upon retirement, death or disability, and provision is also made for distribution in the event of termination of employment or withdrawal from the Plan.

Forfeiture of varying portions of the stock attributable to the Company's contributions results from termination of employment or withdrawal from the Plan within five years after the employee becomes a participant. Shares forfeited by participants who leave the Plan are generally reallocated to the accounts of the remaining participants in the Plan on the last day of the Plan year in which expiration of a one year period of severance from the date of termination occurs, or, if later, the last day of the Plan year in which the distribution to the participant has occurred.

Excess contributions were calculated and subsequently distributed to participants in accordance with Internal Revenue Code requirements. Such contributions amounted to $244,608 and $309,400 as of December 31, 1998 and 1997, respectively.

FAIR VALUE OF INVESTMENTS -

The Plan carries its investment in Chris-Craft common shares at market value based upon stock exchange reported prices. Chris-Craft Class B common shares, for which there is no trading market, and Chris-Craft $1.40 convertible preferred shares, which are traded infrequently, are carried at the market value of their respective underlying common shares.

PAYMENT OF BENEFITS -

Benefits are recorded when paid.

(2)  UNREALIZED APPRECIATION OF INVESTMENTS:

Unrealized appreciation represents the excess of such market value over the aggregate cost of the investments, and is summarized as follows:

                                   Year Ended December 31,
                           -----------------------------------
                               1998        1997        1996
                           ----------- ----------- -----------
 Unrealized appreciation,
 beginning of year         $36,170,999 $25,456,115 $26,841,241
  Adjustments to reflect
   investments at market
   value                    (4,116,108) 10,932,902  (1,886,313)
  Stock dividend             1,733,819   1,227,021   1,181,330
  Unrealized appreciation on
   investments distributed
   to participants          (2,923,139) (1,445,039)   (680,143)
                           ----------- ----------- -----------
   Unrealized appreciation,
      end of year          $30,865,571 $36,170,999 $25,456,115
                           =========== =========== ===========

Based on June 11, 1999 market values, the unrealized appreciation of Chris-Craft shares held by the Plan on December 31, 1998 was $29,979,579.

(3)  INVESTMENTS IN CHRIS-CRAFT INDUSTRIES, INC.:

Each share of $1.40 convertible preferred stock is redeemable by Chris-Craft at $40.00 and is convertible into common stock or Class B common stock as set forth below. Each share of Class B common stock entitles the holder to ten votes (common stock entitles the holder to one vote per share), is convertible at all times into common stock on a share-for-share basis, is not transferable except to specified persons ("Permitted Transferees") and, in general, carries the same per share dividend and liquidation rights as a share of common stock, except that Chris-Craft's Board of Directors may at its discretion declare greater cash dividends per share on the common stock than on the Class B common stock. No additional Class B shares may be issued without further shareholder approval, except upon the conversion of $1.40 convertible preferred shares by holders of record on November 10, 1986 (the record date for the initial distribution of Class B common stock) or Permitted Transferees, or in payment of stock dividends or stock splits on outstanding shares of Class B common stock.

So long as any Class B common stock is outstanding, each share of $1.40 convertible preferred stock will entitle the holder on November 10, 1986, or Permitted Transferees, to convert such share of $1.40 convertible preferred stock into 11.28894 shares of common stock and 22.57786 shares of Class B common stock, and to 237.3 votes (11.62760, 23.25520 and 243.6, respectively, as adjusted for the 1999 stock dividend described below). The foregoing special conversion and voting rights will be available to holders of $1.40 convertible preferred stock transferred after November 10, 1986 only under the same circumstances as those in which the Class B common stock is transferable. Each share of $1.40 convertible preferred stock transferred after November 10, 1986 entitles its holder (other than a Permitted Transferee) to convert such share into 33.86680 shares of common stock and 33.9 votes (34.88280 and 34.9, respectively, as adjusted for the 1999 stock dividend described below).

On January 26, 1999, Chris-Craft's Board of Directors declared a 3% common stock dividend, which was paid in April 1999, and increased by 3% Chris-Craft's common and Class B common shares outstanding and also increased by 3% the number of common shares issuable upon conversion of Chris-Craft's $1.40 convertible preferred stock. Applicable conversion rates were adjusted accordingly.

Dividends received consist of the stated cash dividend on the $1.40 convertible preferred stock and common stock dividends of 3%, aggregating $1,734,163, $1,227,365, and $1,181,674 for the years ended December 31, 1998, 1997 and 1996, respectively. The stock dividends were valued using the closing price of Chris-Craft common stock on the record date.

(4)  DISTRIBUTIONS TO PARTICIPANTS FOR TERMINATIONS AND
WITHDRAWALS:

Distributions are made to participants, or their designated beneficiaries, in the event of death, termination of employment or withdrawal from the Plan, in whole shares of stock, with fractional shares of stock payable in cash.

A participant (or the beneficiary in the case of death) is entitled to a distribution of 100 percent of his or her account upon termination of employment by normal retirement, permanent disability or death. A participant who otherwise terminates and has five or more years of service while a participant of the Plan receives 100 percent of his or her account. Any participant who otherwise terminates, having less than five years of participation in the Plan, receives 100 percent of that part of the participant's own account attributable to the participant's own contributions and a percentage of the shares attributable to the Company's contributions, as follows:
                                              Percentage
                                         Attributable to the
            Years of Participation     Company's Contributions
            ----------------------     -----------------------
            Less than 2                           20
            2 but less than 3                     40
            3 but less than 4                     60
            4 but less than 5                     80
            5 or more                            100

The dollar amounts of distributions, which are computed using market values of Chris-Craft shares at dates such shares are ordered to be transferred into the names of terminated or withdrawn participants, are as follows:

                                    Year Ended December 31,
                              ----------------------------------
                                 1998        1997        1996
                              ----------  ----------  ----------
Balances in participants'
  accounts upon termination
  or withdrawal               $4,452,999  $2,801,814  $1,518,091
     Less - Nonvested amounts
       not distributed           (82,553)   (117,098)   (143,800)
                              ----------  ----------  ----------
     Distributions to
      participants upon
      termination or
      withdrawal              $4,370,446  $2,684,716  $1,374,291
                              ==========  ==========  ==========

Participants who had terminated participation in the Plan prior to December 31, 1998 were due 67,774 shares of common stock, 88,123 shares of Class B common stock and 108 shares of $1.40 convertible preferred stock. Such shares had a market value of $7,688,537 at December 31, 1998.

(5)  FEDERAL TAXES APPLICABLE TO THE PLAN:

All income other than unrelated business income or debt financed income realized by a trust fund established under a qualified plan is exempt from federal income taxes. The Internal Revenue Service has determined, most recently by letter dated December 17, 1998, that the Plan is qualified under Section 401 of the Internal Revenue Code (the Code) and the related trust income is exempt from taxation under Section 501(a) of the Code. The Plan Committee believes that the Plan has been and will continue to be operated in accordance with all applicable requirements of the Code.

(6)  EXPENSES OF THE PLAN:

Participants' accounts are charged for brokerage fees and transfer taxes incurred by the Trustee in connection with the purchase of Chris-Craft shares. The Plan provides that other expenses incurred in connection with its administration may also be charged to participants' accounts; however, such expenses have been paid by the Company for each year presented.

(7)  SUBSEQUENT EVENT:

Effective January 1, 1999, Chris-Craft merged the Stock Purchase Plan maintained by United Television, Inc. (UTV), a majority owned subsidiary, into this Plan. This Plan is the surviving Plan. The new merged Plan's name is the Chris-Craft/UTV Employees' Stock Purchase Plan and benefits to Chris-Craft employees are substantially unchanged from those under the current Plan.

                                                      Schedule I

                   CHRIS-CRAFT INDUSTRIES, INC.
                 EMPLOYEES' STOCK PURCHASE PLAN
                     SCHEDULE OF INVESTMENTS
                        DECEMBER 31, 1998

                                                       MARKET
                                         COST           VALUE
                                      -----------    -----------

Cash                                  $       407    $       407

CoreStates Liquidity Fund,
     142,437 shares                       142,437        142,437


Chris-Craft Industries, Inc. stock:

     $1.40 convertible preferred,
        246 shares                          2,509        401,461

     Class B common, 363,600 shares       895,096     17,520,975

     Common, 644,261 shares            17,204,587     31,045,327
                                      -----------    -----------
Total Investments                     $18,245,036    $49,110,607
                                      ===========    ===========

                                                                                   Schedule II






                                   CHRIS-CRAFT INDUSTRIES, INC.
                                 EMPLOYEES' STOCK PURCHASE PLAN
                           SCHEDULE OF REPORTABLE TRANSACTIONS <F1><F2>
                               FOR THE YEAR ENDED DECEMBER 31, 1998


                                                                                   Current
                                                                                          Value
Identity of                                                                            of Asset at
Party                                              Purchase     Selling     Cost of    Transaction     Net
Involved     Description of Asset                    Price       Price       Asset        Date        Gain
-----------  --------------------                  ----------  ----------  ----------  ------------  -------
First Union  CoreStates Liquidity Fund
National      Purchases, 3,372,594 units in 44
Bank          44 transactions <F3>                 $3,372,594  $     -     $3,372,594  $3,372,594    $   -

First Union  Sales, 3,501,668 units
National       in 19 transactions                        -      3,501,668   3,501,668   3,501,668        -
Bank

SBC Warbug   Chris-Craft Industries, Inc.
Dillon         common stock, --
Read, Inc.     Purchases, 34,376 shares
                 in 7 transactions                  1,878,121        -      1,878,121   1,878,121        -

Axiom        Chris-Craft Industries, Inc.
Capital        common stock, --
Management     Purchases, 34,419 shares
                 in 6 transactions                  1,620,099        -      1,620,099   1,620,099        -


Notes:

<F1>  Transactions included herein represent transactions or a series of transactions in securities of the same issue or with respect to the same issuer in excess of 5% of the quoted market value of Plan assets at the beginning of the year.

<F2>  This schedule incorporates all disclosures required by the Department of Labor for assets purchased and sold during the year.

<F3>  This fund is included in cash and cash equivalents in the accompanying Statements of Net Assets
Available for Plan Benefits.



                                                    Exhibit I




        CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS






We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-69875) of Chris-Craft
Industries, Inc. Employees' Stock Purchase Plan of our report dated June 11, 1999, appearing in this Form 11-K.







PricewaterhouseCoopers LLP
June 28, 1999